Exhibit 99.1
Cover Letter to Offer to Repurchase
IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.
August 19, 2026
Dear Manulife Private Credit Plus Fund Shareholder:
We are writing to inform you of important dates relating to a tender offer by Manulife Private Credit Plus Fund (the “Fund”). If you are not interested in tendering any of your common shares of beneficial interest in the Fund (“Shares”) for repurchase by the Fund at this time, please disregard this notice and take no action.
The tender offer period will begin on August 19, 2026. While tenders of Shares may be withdrawn by written notice received by the Fund by no later than 11:59 p.m., Eastern Time, on September 18, 2026, unless extended, tenders of Shares must be submitted no later than September 18, 2026, unless extended. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
Should you wish to tender any of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal such that it is received by the Fund by no later than September 18, 2026, unless extended. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.
All tenders of Shares must be received by the Fund in good order no later than September 18, 2026, unless extended.
If we may be of further assistance, please contact us by calling the transfer agent of the Fund, SS&C GIDS, Inc. at (844) 292-8018, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern Time.
Sincerely,
Manulife Private Credit Plus Fund